UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ meeting to be held on March 26, 2021

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	The Ordinary General Meeting of Shareholders of Grupo Aval has been summoned for March 26, 2021, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Ordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summons the holders of ordinary shares of the company to an Ordinary General Meeting of Shareholders that will take place next Friday, March 26, 2021 at 10:00 am, at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

In consideration of the sanitary emergency caused by the spread of COVID-19, declared in Colombia by Resolution 358 of 2020 and extended by Resolutions 844, 1462, 2230 of 2020 and 222 of 2021 of the Ministry of Health and Social Protection, in order to protect the health of our shareholders, the Superintendency of Finance of Colombia approved to execute the ordinary meeting of the General Meeting of Shareholders physically but with restricted participation. Thus, in addition to the minimum staff required for the proper development of the meeting, it will only be permitted the assistance of the proxies appointed to represent the shareholders holding ordinary shares of the Company.

For this purpose, the shareholders may be represented at the meeting by means of a power of attorney granted in writing to any of the following attorneys: Danilo Romero Raad, C.C. 79.547.687, Sergio Londoño González, C.C. 1.053.812.574 and Juan Pablo Torres Aguilera, C.C. 1.010.176.796, following the instructions provided at www.grupoaval.com and sending the required documentation no later than Thursday 25 March at 3:00 p.m. The above, in order to process the information received. The designated proxies are members of recognized law firms in the country and are neither employees nor part of Grupo Aval’s management.

Our shareholders are welcomed to follow the development of the meeting through the platform that the Company will enable in its website, following the instructions provided in www.grupoaval.com.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Consideration of the agenda.

3.	Appointment of a committee for approval of the minutes.

4.	Report of the Board of Directors and the President of the Company.

5.	Separate and Consolidated Financial Statements for the period ended on December 31, 2020, and additional information required by law.

6.	Statutory Audit report.

7.	Consideration and approval of the Report of the Board of Directors and of the President of the Company, Financial Statements and its attachments for the period ended on December 31, 2020.

8.	Consideration and approval of the Proposed Distribution of Profits.

9.	Election of the Board of Directors and approval of its compensation.

10.	Election of the Company’s Statutory Auditor and approval of its compensation.

11.	Propositions and miscellaneous.

The documentation related to the items on the agenda proposed by the management, will be available on the Company’s website, www.grupoaval.com, Investors Section. Further, pursuant to legal and statutory regulations, the Separate and Consolidated Financial Statements for the period ended on December 31, 2020 and related documentation will be available for inspection during the legal term at the office of the Secretary-General of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C., which can be accessed by appointment, requested to the e-mail investorrelations@grupoaval.com.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

March 3, 2021”

2.	The following will be the proposed distribution of the profits obtained during year 2020, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2020

GENERAL MEETING OF SHAREHOLDERS

Net Income			2,399,001,330,459.91

With tax benefit		1,523,083,341,541.04
Without tax benefit		875,917,988,918.88

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			9,510,715,545,397.49
Year 2016 and previous years		2,057,618,814,741.97
With tax benefit	-
Without tax benefit	2,057,618,814,741.97
Year 2017 and following		7,453,096,730,655.52
With tax benefit	3,838,857,748,781.71
Without tax benefit	3,614,238,981,873.81

Total Income available for disposal of the General Meeting of Shareholders			11,909,716,875,857.40

To distribute a cash dividend of $4.50 per share per month from April, 2021 to March, 2022, including those two months, over 22,281,017,159 outstanding shares as of the date of this Meeting.			1,203,174,926,586.00

With tax benefit:		1,203,174,926,586.00

These dividends will be taken from profits of year 2017 and following years, eligible to be distributed with tax benefit to Shareholders	1,203,174,926,586.00

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2021, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, that is beginning on April 5. In this month, dividends will be paid until April 14.

Occasional reserve at the disposal of General Meeting of Shareholders			10,706,541,949,271.40

Total with tax benefit		4,158,766,163,736.82

Year 2020	1,523,083,341,541.04
Year 2019	1,605,196,863,857.97
Year 2018	1,030,485,958,337.81

Total without tax benefit		6,547,775,785,534.59

Year 2020	875,917,988,918.88
Year 2019	1,426,041,296,499.94
Year 2018	1,323,914,957,506.00
Year 2017	864,282,727,867.80
Year 2016 and previous	2,057,618,814,741.97

Total without tax benefit:			11,909,716,875,857.40

NOTES:

1. Dividends distributed under profits of year 2017 and subsequent years will be taxed and subject to a withholding tax, according to applicable tax laws.

2. According to article 242-1 of the Tax Statute and in accordance with Regulatory Decree 1457/2020, the withholding applied to dividends amounted $1,359,970,175. This value will be transferred to all shareholders according to their participation, as a lower value to be paid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel